Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

AWARD OF SHARE OPTIONS

Oxford, UK, 17 June 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that on 16 June 2015 it granted Share Options over 2,422,333 ordinary shares of 1p nominal value (‘Shares’) to Executive and Non-Executive Directors and Officers, and other members of the Company under the existing Company Share Option Plan at an exercise price of 143 pence per Share (being the mid-market closing price of a Summit ordinary share on 15 June 2015).

The details of the award to Executive and Non-Executive Directors and Officers are as follows:

Name	Position	Number of Options Granted	Exercise Price
Glyn Edwards	Chief Executive Officer	887,333	143 pence
Erik Ostrowski	Chief Financial Officer	400,000	143 pence
Frank Armstrong	Non-Executive Chairman	50,000	143 pence
Barry Price	Non-Executive Director	25,000	143 pence
Stephen Davies	Non-Executive Director	25,000	143 pence
Leopoldo Zambeletti	Non-Executive Director	25,000	143 pence
Valerie Andrews	Non-Executive Director	25,000	143 pence
David Wurzer	Non-Executive Director	25,000	143 pence

All the options will vest fully on 16 June 2018 subject to the average closing ordinary share price being equal to or greater than 214.5 pence in any period of 30 consecutive calendar days ending on or before that date. The options will lapse if this performance condition is not met by 16 June 2018.

This share option award forms an important part of the strategy to retain and motivate people who will be key to the success of the Company. The Board believes this award is aligned with the interests of all shareholders as the Company seeks to generate long-term shareholder value.

Post these grants the Executive and Non-Executive Directors and Officers hold the following options in aggregate:

Name	Position	Total Number of Options held	% of issued share capital
Glyn Edwards	Chief Executive Officer	2,744,216	4.50%
Erik Ostrowski	Chief Financial Officer	800,000	1.31%
Frank Armstrong	Non-Executive Chairman	162,500	0.27%
Barry Price	Non-Executive Director	81,481	0.13%
Stephen Davies	Non-Executive Director	67,500	0.11%
Leopoldo Zambeletti	Non-Executive Director	50,000	0.08%
Valerie Andrews	Non-Executive Director	50,000	0.08%
David Wurzer	Non-Executive Director	25,000	0.04%

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For more information, please contact:

Summit Therapeutics Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900